NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

December 23, 2022

Via Edgar Correspondence

Alex King

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp. (the “Company”) Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 28, 2022 CIK No. 0001923780

To whom it may concern:

This letter is in response to the letter dated November 8, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 28, 2022

Audited Financial Statements

Consolidated Statements of Operations, page F-4

1)	We note your revisions made in response to prior comment 6. Please revise the line item "weighted average number of common and preferred stock outstanding", as shown on pages F-4 and F-11, to exclude any reference to your preferred stock. Also, revise the table on page F-11 to correctly present net income for the year ended December 31, 2021 as $322,682 consistent with net income shown on page F-4, rather than $313,036.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the line item to “weighted average number of shares of common stock outstanding” on pages F-4 and F-11 of the Registration Statement Amendment and revised the table on page F-11 of the Registration Statement Amendment to correctly present the net income for the year ended December 31, 2021 as $322,682.

General

2)	Your revisions on pages 72 and 87 in response to prior comment 10 state that "in the opinion [of counsel], the following discussion is a summary . . ." Please revise to state clearly that the disclosure is counsel's opinion.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised our disclosure on pages 74 and 89 of the Registration Statement Amendment to clearly state that the disclosure is counsel’s opinion and named such counsels.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer